Exhibit 4.22

To:	Arcos Dorados Holdings Inc.
Roque Saenz Pena 432
B1636FFB Olivos
Buenos Aires, Argentina
Attn:	Julieta Nalband
Tel:	+54 11 4711 2672
Email:	julieta.nalband@ar.mcd.com

From:	Bank of America, N.A.
200 No. College Street
Charlotte, NC 28255
United States
Dept:	Swaps Department
Tel:	(+1) 312 234 2732
Fax:	(+1) 866 255 1444

Date:	June 8, 2012

Our Ref No:	909697986
Internal Tracking No:	9697986
Admin No:	12BN67373

This Confirmation supersedes and replaces any and all Confirmations previously sent to you in respect of this Transaction.

Dear Sir/Madam,

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between Arcos Dorados Holdings Inc. and Bank of America, N.A. (each a “party” and together “the parties”) on the Trade Date specified below (the “Transaction”). This letter agreement constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below (the “Agreement”).

The definitions and provisions contained in the 2006 ISDA Definitions (the “2006 Definitions”), as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and the 1998 FX and Currency Option Definitions (the “FX Definitions”) as published by the International Swaps and Derivatives Association Inc., the Emerging Markets Traders Association and The Foreign Exchange Committee (together, the “Definitions”) are incorporated into this Confirmation. In the event of any inconsistency between the 2006 Definitions and the FX Definitions, the 2006 Definitions shall govern, except that the FX Definitions shall govern for the purposes of the Settlement Provisions set out below. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern. References herein to a “Transaction” shall be deemed to be references to a “Swap Transaction” for the purposes of the 2006 Definitions.

This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of April 20, 2012, as amended and supplemented from time to time, between the parties. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

In this Confirmation, “Party A” means Bank of America, NA., and “Party B” means Arcos Dorados Holdings Inc.

The terms of the particular Transaction to which this Confirmation relates are as follows:

Trade Date:	April 20, 2012

Effective Date:	April 24, 2012

Termination Date:	July 13, 2016, subject to adjustment in accordance with the Following Business Day Convention.

Brazil Business Day:	A Business Day (as such term is defined in the Definitions) in Sao Paulo.

Business Days Applicable to Payment Dates:	New York.

Unless otherwise specified herein (“Business Day”) shall mean New York only.

A.           Fixed Amount I:

Fixed Rate Payer 1:	Party A
Fixed Rate Payer I Reference Currency Notional Amount:	BRL 70,000,000.00

Fixed Rate Payer I Period End Date:	The 13th of each January and July in each year, commencing on July 13, 2012 and ending on the Termination Date. No Adjustment.

Fixed Rate Payer I Payment Date:	The 13th of each January and July in each year, commencing on July 13, 2012 and ending on the Termination Date; subject to adjustment in accordance with the Following Business Day Convention.

Fixed Rate:	10.2500 per cent

Fixed Rate Day Count Fraction:	30/360

B.           Fixed Amount II:

Fixed Rate Payer II:	Party B

Fixed Rate Payer II Reference Currency Notional Amount:	USD 37,433,155.08

Fixed Rate Payer II Period End Date:	The 13th of each January and July in each year, commencing on July 13, 2012 and ending on the Termination Date. No Adjustment.

Fixed Rate Payer II Payment Dates:	The 13th of each January and July in each year, commencing on July 13, 2012 and ending on the Termination Date, subject to adjustment in accordance with the Following Business Day Convention

Fixed Rate:	4.9000 per cent

Fixed Rate Day Count Fraction:	30/360

C.           Final Exchanges:

Final Exchange:	Applicable

Final Exchange Date:	The Termination Date

Party A Final Exchange Amount:	BRL 70,000,000.00

Party B Final Exchange Amount:	USD 37,433,155.08

D.           All Amounts Payable under the Transaction will be paid in USD:

All payments to be paid in USD:
Notwithstanding any provision to the contrary set forth herein, each of the amounts payable under the Transaction by Party A on each Fixed Rate Payer I Payment Date and on the Final Exchange Date shall be converted from an amount denominated in BRL to an amount denominated in USD by application of the Settlement Rate Option determined in respect of the Valuation Date immediately preceding such Fixed Rate Payer I Payment Date or the Final Exchange Date, as applicable, and each USD denominated amount resulting from such conversion shall be paid on such Fixed Rate Payer I Payment Date or Final Exchange Date, as applicable, by Party A; provided, however, that such conversion and payment obligations shall be subject in all respects to (A) any applicable provisions of Article 5 in the 1998 Definitions with reference to the relevant terms set out below in this Section D and (B) any adjustment required to be made in accordance with the other provisions of this Section D to the occurrence of the Valuation Date, any Fixed Rate Payer I Payment Date or the Final Exchange Date, as applicable.

Settlement Rate Option:	BRL PTAX (BRL09)

Valuation Date:
In respect of Party A and any BRL denominated payment to be made by such party under the Transaction on a Fixed Rate Payer I Payment Date or the Final Exchange Date, as applicable, the date that is the 3rd consecutive Brazil and New York Business Day to occur prior to such Fixed Rate Payer I Payment Date or Final Exchange Date, as applicable, as such Fixed Rate Payer I Payment Date or Final Exchange Date is adjusted in accordance with the Following Business Day Convention; provided, however, in the event of an Unscheduled Holiday, subject to adjustment in accordance with the Following Business Day Convention and the applicable provisions of Article 5 in the 1998 Definitions and with reference to the provisions set out below in this Section D.

Notwithstanding the foregoing, if a Valuation Date falls on a date that, as at the Trade Date, is not a scheduled Business Day in New York, no adjustment shall be made on account of the fact that such date is not a Business Day in New York.

Disruption Events and Fallbacks:

Price Source Disruption:	Applicable

Price Materiality:	Applicable

Primary Rate:	BRL PTAX (BRL09)

Secondary Rate:	EMTA BRL Industry Survey Rate (BRL12), or EMTA BRL Indicative Survey Rate (BRL13), as the case may be.

Price Materiality Percentage:
3.0%, provided, however, that if there are insufficient responses on the Valuation Date to the EMTA BRL Industry Survey or the EMTA BRL Indicative Survey, as the case may be, the Price Materiality Percentage will also be deemed to have been met.

Disruption Fallbacks:

1.First Fallback Reference Price:	EMTA BRL Industry Survey Rate (BRL12)

2.Valuation Postponement

3.Second Fallback Reference Price:	EMTA BRL Indicative Survey Rate (BRL13)

4.Calculation Agent Determination of Settlement Rate:

Definition of Unscheduled Holiday:
“Unscheduled Holiday” shall mean, for the purpose of this Transaction, that a day is not a Brazil Business Day and a Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9.00 am local time in the Principal Financial Center(s) of the Reference Currency two Brazil Business Days and Business Days prior to the Valuation Date, provided, however, that if the next day is also an Unscheduled Holiday, the Spot Rate will be determined by the Calculation Agent on such day in its sole discretion acting in good faith in a commercially reasonable manner having taken into account relevant market practice and by reference to such additional sources as it deems appropriate.

“Valuation Postponement” for Price Source Disruption:
“Valuation Postponement” means, for purposes of obtaining a Settlement Rate, that the Spot Rate will be determined on the Business Day first succeeding the day on which the Price Source Disruption ceases to exist, unless the Price Source Disruption continues to exist (measured from the date, that, but for the occurrence of the Price Source Disruption, would have been the Valuation Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Spot Rate will be determined on the next Business Day after the Maximum Days of Postponement in accordance with the next applicable Disruption Fallback.

Cumulative Events:
Notwithstanding anything herein to the contrary, in no event shall the total number of consecutive calendar days during which either (i) valuation is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 30 consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such 30-day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period, then such day shall be deemed to be a Valuation Date, and (y) if, upon the lapse of any such 30-day period, a Price Source Disruption shall have occurred or be continuing on the day following such period, then Valuation Postponement shall not apply and the Spot Rate shall be determined in accordance with the next Disruption Fallback.

Maximum Days of Postponement:	Thirty (30) calendar days

Relevant City for Business Day for Valuation Dates:	Any of Rio de Janeiro, Sao Paulo or Brasilia and New York

No Adjustments to the Termination Date:
For the avoidance of doubt, any adjustment to, or deferral of, (A) the date on which a Spot Rate is determined, (B) any Fixed Rate Payer I Payment Date or (C) the Final Exchange Date pursuant to the terms and provisions hereof shall not adjust or otherwise affect the occurrence of the Termination Date for the purposes of determining the duration of any Calculation Period.

Payment Date Adjustments:
The parties hereto agree that if the date on which a Spot Rate is determined is adjusted or deferred in accordance with the terms and provisions hereof as the result of the occurrence of an Unscheduled Holiday or on account of a Price Source Disruption, then the applicable Fixed Rate Payer I Payment Date or the Final Exchange Date, as applicable, shall occur on the first Business Day in New York immediately following such adjusted or deferred date on which the Spot Rate is determined.

Calculation Agent:	Party A

Please confirm that the foregoing correctly sets the terms of our agreement by executing this Confirmation and returning it to us by facsimile transmission.

Bank of America	Arcos Dorados Holdings Inc.
/s/ Katherine A. Andrews	By:	/s/ Diego Pace
Katherine A. Andrews	Name:	Diego Pace
Managing Director, Sr. Group Operations Manager	Title:	Corp. Finance Director
Authorised Signatory